Exhibit 99.1

(English Translation)

June 24, 2016

TO OUR SHAREHOLDERS:

Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi, Chiyoda-ku, Tokyo,
Japan

NOTICE OF RESOLUTIONS

AT THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 24th ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects reported:

1.	Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 24th term (from April 1, 2015 to March 31, 2016)
2.	Non-consolidated financial statements for the 24th term (from April 1, 2015 to March 31, 2016)

The contents of the above two items were reported.

Subjects resolved:

Item 1: Appropriation of Retained Earnings

This item was resolved as originally proposed. The dividends were determined as follows:

1.	Type of dividend property

Cash

2.	Matters concerning allocation and total amount of dividend property JPY11 per share of common stock The total amount of dividend : JPY505,479,601
3.	Effective date of dividend payment

June 27, 2016

Item 2: Election of Four (4) Directors

This item was resolved as originally proposed.

The re-election of the following four (4) Directors was resolved, Takeshi Kikuchi, Akihisa Watai, Yasurou Tanahashi and Shingo Oda.

Item 3: Election of Three (3) Company Auditors

This item was resolved as originally proposed.

The re-election of the following one (1) Company Auditor was resolved, Kazuhiro Ohira.

The election of the following two (2) new Company Auditors was resolved, Yasuhiro Akatsuka and Takashi Michishita.

Item 4: Payment of Retirement Allowances Due to the Abolition of the Retirement Allowance Plan for Company Auditors

This item was resolved as originally proposed.

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